Exhibit 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions, except ratio)

Nine Months Ended September 29, 2007
Fixed charges:
Interest expense*	$379
Estimated interest portion of rents	22
Total fixed charges	$401

Income:
Income from continuing operations before income taxes	$934
Fixed charges	401
Adjusted income	$1,335

Ratio of income to fixed charges	3.33

* Excludes interest expense related to unrecognized tax benefits.